SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.

   In the matter of                           )
                                              )
EASTERN UTILITIES ASSOCIATES                  )
Boston, Massachusetts                         )
                                              )
EUA COGENEX CORPORATION                       ) Certificate of
Lowell, Massachusetts                         ) Notification
                                              ) Pursuant to
                                              ) Rule 24
   (70-7287)                                  )
                                              )
(Public Utility Holding Company Act of 1935)  )


   Enclosed herewith for filing by Eastern Utilities Associates and its wholly-owned subsidiary, EUA Cogenex Corporation, in accordance with the Order of the Securities and Exchange Commission entered in the above matter on February 15, 1995 (Release No. 35-26232) and pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, are the consolidated and consolidating balance sheet, income statement, and statement of cash flows of EUA Cogenex for the quarter ended September 30, 1995 and such other information required to be filed by said order.

                                 EASTERN UTILITIES ASSOCIATES

                                 By: /s/ Clifford J. Hebert, Jr.
                                     Clifford J. Hebert, Jr.
                                     Treasurer


                                 EUA COGENEX CORPORATION

                                 By: /s/ Basil G. Pallone
                                     Basil G. Pallone
                                     Vice President

February 15, 1996


EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS
SEPTEMBER 30, 1995

ASSETS


                            EUA                     EUA           EUA        EUA       EUA         EUA          EUA         EUA
                          Cogenex                 Cogenex        Nova        Day       NEM       Cogenex      Citizens   Highland
                          Consol.    Elim.         Corp.      (Division)  (Division)   Inc       Canada        Corp.       Corp.
Utility Plant & Oth. Inv.
 Util plant in service    $           $             $           $          $          $           $            $         $
 Less acc prov for deprec
 and amortization
 Net util. plant in svc
 Constr. wip (Notes H&J)
 Net utility plant
 Non-utility property      69,755,937               54,953,250  1,339,696  1,853,672  8,697,105                855,256   2,056,958
 Less acc prov for deprec  22,603,143               18,469,320    787,020    713,525  2,313,233                 14,016     306,029
 Net non-utility property  47,152,794               36,483,930    552,676  1,140,147  6,383,872                841,240   1,750,929
 Inv. in subs. (at equity) 46,877,892  16,371,829   63,249,721
 Excess of carrying val.
   of invest in subs.
 Notes receivable          30,126,601               30,126,601
 Leases receivable          6,970,724                6,331,333                                                             639,391
 Other                     18,650,225               15,625,671   (186,000)              333,340                 69,315   2,807,899
Tot Util Plant & Oth Inv  149,778,236  16,371,829  151,817,256    366,676  1,140,147  6,717,212                910,555   5,198,219
Current Assets:
 Cash & temp cash inv         500,074                  193,989     71,346    (63,448)     4,598      38,176     (1,774)    257,187
 Notes receivable          19,235,729   6,912,617   21,460,802     97,688     51,890              4,482,143                 55,823
 Leases receivable          1,429,986                1,429,986
 Accounts rec. - Net:
   Customers               11,993,429                4,764,530  3,900,192  1,918,414    524,040                570,176     316,077
   Accrued unbilled rev.
   Others                   6,091,841                5,440,703     81,890    636,569    (18,033)                 9,837     (59,125)
 Acc. rec. - ass. co.          (1,318)  2,837,736    1,863,651    827,549    144,567                    100        127         424
Mats. & suppl. (at av. cost):
   Fuel
   Plant mats & op supp     3,133,006                   51,841  2,367,618    596,909                                       116,638
 Other current assets       2,032,316                1,893,430     50,605     45,320                 26,088        229      16,644
     Total Current Assets  44,415,063   9,750,353   37,098,932  7,396,888  3,330,221    510,605   4,546,507    578,595     703,668
Deferred Debits:
 Unamortized debt expense
 Unrec. reg. plant costs
 Other deferred debits      3,388,232                1,944,700    (12,476)     2,317  1,381,613                 49,196      22,882
     Total Def. Debits      3,388,232                1,944,700    (12,476)     2,317  1,381,613                 49,196      22,882
 Total Assets            $197,581,531 $26,122,182 $190,860,888 $7,751,088 $4,472,685 $8,609,430  $4,546,507 $1,538,346  $5,924,769

() Denotes Contra
Notes:  See Note A

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS
SEPTEMBER 30, 1995


LIABILITIES

                               EUA                      EUA       EUA         EUA        EUA         EUA        EUA        EUA
                              Cogenex                  Cogenex     Nova        Day        NEM       Cogenex    Citizens   Highland
                              Consol.     Elimin.       Corp.    (Division) (Division)    Inc        Canada      Corp.      Corp.
Capitalization:
 Common equity              $52,348,133 $16,371,829  $49,079,732 $2,345,549 $1,011,553 $11,762,448   $75,247   ($15,603) $4,461,036
 Non-redeemable preferred
   stock of subsidiaries
 Red. pref. stock of
   subsidiaries - net                75                                                                              75
 Pref. stock red. cost
 Partnerships' capital
 Long-term debt - net       114,137,230              114,100,000                                                             37,230
   Total Capitalization     166,485,438  16,371,829  163,179,732  2,345,549  1,011,553 11,762,448     75,247    (15,528)  4,498,266
Current Liabilities:
 Pref. stock sink. fund req.
 LTD due within one year      5,900,000                5,900,000
 Notes payable               12,307,125   6,912,617    7,242,000  3,164,846  2,087,073             4,471,260    973,322   1,281,241
 Accounts payable             7,524,309                4,340,091    433,512    901,798                          463,796   1,385,112
 Accounts payable-ass. co.      382,045   1,564,389    1,340,442    443,192    117,952     65,721                32,334     (53,207)
 Customer deposits               (8,391)                             (8,391)
 Taxes accrued                   70,397                    2,788     58,736      1,005                              436       7,432
 Interest accrued             1,772,913   1,273,347    1,772,913  1,129,482    143,865
 Dividends declared
 Other current liabilitie     7,475,404                7,325,327     25,543        723                           83,986      39,825
   Total Curr Liabilities    35,423,802   9,750,353   27,923,561  5,246,920  3,252,416     65,721  4,471,260  1,553,874   2,660,403
Deferred Credits:
 Unamort. investment credit
 Other deferred credits       2,409,201                1,372,069    158,619    208,716    669,797
   Total Deferred Credits     2,409,201                1,372,069    158,619    208,716    669,797
Accumulated deferred taxes   (6,736,910)              (1,614,474)                      (3,888,536)                       (1,233,900)
Commit. & conting. (Note J)
  Tot. Liab. & Cap.        $197,581,531 $26,122,182 $190,860,888 $7,751,088 $4,472,685 $8,609,430 $4,546,507 $1,538,346  $5,924,769

()Denotes Contra
Notes: See Note A

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING INCOME STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995

                               EUA                   EUA           EUA          EUA          EUA         EUA      EUA        EUA
                            Cogenex                Cogenex        Nova          Day          NEM       Cogenex  Citizens  Highland
                          Consolidated  Elimin.  Corporation    (Division)   (Division)      Inc       Canada     Corp.     Corp.
Operating Revenues         $49,487,167             $28,281,453  $11,337,091  $5,017,081  $2,534,498   $      $1,033,028 $1,284,016
Operating Expenses:
Operation                  $38,806,849              20,812,259   11,078,571   4,843,469      17,970    1,006  1,007,973  1,045,601
 Maintenance                   583,053                 567,206       12,192                   1,868                 989        798
 Deprec. & amort.            5,545,931               4,730,896      142,189      50,476     522,412              17,026     82,932
 Taxes - Other than income     589,287                 206,934      208,258     148,969         311              19,675      5,140
       - Income (credit)       451,501                 (66,418)                             467,086              (8,838)    59,671
       - Deferred              209,557                  82,212                              127,345
    Total Operating Exp.    46,186,178              26,333,089   11,441,210   5,042,914   1,136,992    1,006  1,036,825  1,194,142
       Operating Income      3,300,989               1,948,364     (104,119)    (25,833)  1,397,506   (1,006)    (3,797)    89,874
Other Income and Deductions:
 Interest and dividend inc.  7,508,285      21,353   7,339,992        8,172                     723  164,322                16,429
 Equ. in earnings of jointly-
   owned companies          (7,680,177)  1,553,121  (6,127,056)
 Allowance for other funds
   used during construction
 Oth. (deductions) inc.-net (2,120,513)             (2,195,983)      78,667                                      (3,079)      (118)
   Total Other Income       (2,292,405)  1,574,474    (983,047)      86,839                     723  164,322     (3,079)    16,311
 Income (Loss) Before Int.   1,008,584   1,574,474     965,317      (17,280)    (25,833)  1,398,229  163,316     (6,876)   106,185
Interest Charges:
 Interest on long-term debt  7,649,253               7,649,253
 Amort. of debt exp. & prem.   113,752                 113,752
 Other interest exp. (princ.
   short-term notes)         2,154,202      21,353   1,570,941      420,562      66,637               88,905     10,115     18,395
 All. for borrowed funds used
   during constr.-(credit)    (767,017)               (757,335)                                                  (1,288)    (8,394)
     Total Interest Charges  9,150,190      21,353   8,576,611      420,562      66,637               88,905      8,827     10,001
Net Inc. (Loss) before
   preferred return         (8,141,606)  1,553,121  (7,611,294)    (437,842)    (92,470)  1,398,229   74,411    (15,703)    96,184
Preferred Return Requirement
         Net Income (Loss)  $8,141,606) $1,553,121 ($7,611,294)   ($437,842)   ($92,470) $1,398,229  $74,411   ($15,703)   $96,184
()Denotes Contra
Notes:  See Note A


EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995


                             EUA                     EUA        EUA         EUA        EUA         EUA          EUA         EUA
                            Cogenex                Cogenex      Nova        Day        NEM       Cogenex      Citizens    Highland
                         Consolidated   Elimin.     Corp.   (Division)  (Division)    Inc         Canada       Corp.      Corp.
CASH FLOW FROM OPERATING ACTIVITIES:
Net Income (Loss)      ($8,141,606) $1,553,121  ($7,611,295) ($437,842)  ($92,469) $1,398,229     $74,411    ($15,703)    $96,184
Adj to Rec Net Inc (Loss)
to Net Cash Prov by Op Act:
Depreciation and amort.  5,784,934                4,906,665    142,188     50,476     585,646                  17,027      82,932
 Deferred taxes         (6,836,338)              (6,963,683)                          127,345
 Gains on sales of inv in
  proj. paid for with
   notes leases rec.    (4,973,760)     18,053   (4,955,707)
 Non-cash csts of
  energy savings proj    1,651,622                1,651,622
 Pension liability         254,403                  191,496     62,907
 Amort. of def revs       (181,737)                                                  (181,737)
  Loss on disp of cog. proj                                     171,270
 Coll. & sales of project
 notes and leases rec.  15,822,687               15,822,687
 Equity earnings         7,680,177  (1,553,121)   6,127,056
 Other - net               819,475                  793,138     31,539      5,670     (63,519)                 70,985     (18,338)
Net Changes to Working Cap.:
 Accounts receivable     3,790,031  (1,856,244)   2,751,993    914,760 (1,081,908)    186,459                (580,141)   (257,376)
 Materials and supplies    570,094     (67,565)     228,448    675,344   (284,625)                                       (116,638)
 Accounts payable        1,455,304   1,399,582    1,351,148   (920,568)   533,191      63,080                 496,130   1,331,905
 Accrued taxes             (55,751)                 (42,468)   (22,156)     1,005                                 436       7,432
 Accrued interest         (879,721)    484,480     (880,661)   421,584     63,836
 Other - net            (1,451,114)       (680)  (1,399,626)   (92,719)   (40,299)                (26,088)     83,757      23,181
 Net Cash Prov. from
  (Used in) Op. Act.    15,479,970     (22,374)  12,142,083    775,037   (845,123)  2,115,503      48,323      72,491   1,149,282
CASH FLOW FROM INV. ACT.:
 Exp for inv in
   en svg projects     (29,398,534)  2,566,716  (18,411,645)  (154,688)   (91,180)     (3,182) (4,950,000) (1,047,687) (2,173,436)
 Coll. on notes &
   leases receivables    1,487,434                1,005,160      2,312     12,105                 467,857
 Proc from sale of
   Cogen operations     11,500,650               11,500,650
  Investments in subs.  10,961,315  (1,965,688)   8,995,627
  Net Cash Provided from
  (Used in) Inv. Act.   (5,449,135)    601,028    3,089,792   (152,376)   (79,075)     (3,182) (4,482,143) (1,047,687) (2,173,436)
CASH FLOW FROM FIN. ACT.:
Issuances:
 Common shares/capital contr.              936                                                        736         100         100
 Long-term debt
Redemptions:
 Long-term debt
 Prem. on reacqu. and fin exp.
 Dividends declared                 (2,400,000)                                    (2,400,000)
 Net inc. (dec) in std (19,203,739)  1,820,408  (24,238,000)  (571,154)   700,000               4,471,260     973,322   1,281,241
 Cap. cont. from EUA     8,059,000                8,059,000
 Net Cash Provided from
 (Used in) Fin. Act.   (11,144,739)   (578,656) (16,179,000)  (571,154)   700,000  (2,400,000)  4,471,996     973,422   1,281,341
NET (DEC) INC IN CASH   (1,113,906)                (947,125)    51,507   (224,198)   (287,679)     38,176      (1,774)    257,187
Cash & temp. cash inv.
   at beginning of year  1,613,981                1,141,115     19,839    160,750     292,277
Cash & temp. cash inv.
   at end of year         $500,075                 $193,990    $71,346   ($63,448)     $4,598     $38,176     ($1,774)   $257,187
Cash paid during the year for:
           Interest     $9,980,884               $9,936,845                                       $39,717      $4,322
           Income Taxes   $657,296                 $657,296
Conv. of inv. in energy svngs proj. to
 notes and leases rec. $12,514,072              $12,514,072

( ) Denotes contra
Notes: See Note A

Note A:

In September 1995, EUA announced that EUA Cogenex was discontinuing its cogeneration operations effective as of July 1, 1995 because they had not performed up to expectations. The total net investment of EUA Cogenex's cogeneration portfolio was $29.2 million at July 1, 1995. Cogenex has sold a majority of its operating cogeneration portfolio to Ridgewood Electric Power Trust III. The decision to discontinue these underperforming cogeneration operations and the subsequent sale of a majority of the operating cogeneration portfolio resulted in a one-time after-tax charge of approximately $10.5 million, in the quarter ended September 30, 1995.

EUA Cogenex, through its EUA WestCoast L.P. (West Coast), had under development a cogeneration facility of approximately 1.5 MW. As of July 1, 1995, WestCoast's investment in the project was approximately $5.8 million. The cogeneration facility experienced numerous start-up delays and cost overruns. The host of the facility has taken the position that the energy services agreement between WestCoast and itself is terminated due to, among other things, failure to complete the project. WestCoast disagrees with the host's right to terminate, but has decided not to contest the host's purported termination.

EUA Cogenex intends to vigorously prosecute its claims against the contractors and surety and defend itself against any cross-complaints. EUA Cogenex cannot predict the ultimate resolution of this matter. As a result of EUA Cogenex's decision to discontinue cogeneration operations effective as of July 1, 1995, EUA Cogenex has recorded a reserve for its total investment in this project which is included in the one-time after-tax charge to earnings of approximately $10.5 million.


   Business Line                     Project Equipment
                                       in Service                  Revenues
                                      as of 9/30/95              as of 9/30/95

   Demand Side Mgmt./Energy Mgmt. Ser  $45,092,866                 $32,141,289

   Manufacturing and Fabrication                                   $16,354,172

   Consulting                                                         $991,706

   TOTAL                               $45,092,866                 $49,487,167


   Geographic Location              Project Equipment
                                       in Service                Revenues
                                      as of 9/30/95              as of 9/30/95

   New England / New York Region       $24,352,104                 $36,283,619

   U.S. excluding New England          $20,740,762                 $13,203,548
   and New York

   Canada                                       $0                          $0

   All areas of the world excluding
   U.S. and Canada
   TOTAL                               $45,092,866                 $49,487,167